EXHIBIT 3.01(d)

CERTIFICATE OF AMENDMENT
OF THE CERTIFICATE OF INCORPORATION
OF
COLONIAL COMMERCIAL CORP.

Under Section 805 of the Business Corporation Law
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WE, THE UNDERSIGNED, being the President and an Assistant Secretary of Colonial Commercial Corp. hereby certify and set forth:

1.	The name of the corporation is Colonial Commercial Corp.

2.	The certificate of incorporation of said corporation was filed by the Department of State on the 28th day of October, 1964.

3.
a. The certificate of incorporation is amended to increase the number of shares of common stock authorized to be issued by the corporation from 8,000,000 shares to 20,000,000 shares without change of par value which shall remain $.05 per share.

b. To effect the foregoing, Article FOURTH (a) relating to the authorized shares of the corporation is amended to read as follows:

FOURTH: (a) The aggregate number of shares which the Corporation shall have the authority to issue is twenty two million five hundred thousand divided into the following classes:

Number of Shares	Class	Par Value Per Share

20,000,000	Common Stock	$.05
2,500,000	Convertible Preferred Stock	$.05

4.
The amendment was authorized by the vote of a majority of all the outstanding shares entitled to vote at a meeting of the shareholders held on January 13, 1998 subsequent to authorization by the Board of Directors.

5.	This amendment will not effect a reduction in the stated capital of the corporation.

IN WITNESS WHEREOF, this certificate has been subscribed this 13th day of January, 1998 by the undersigned who affirm that the statements made herein are true under penalties of perjury.

/s/ Bernard Korn
Bernard Korn, President

/s/ James W. Stewart
James W. Stewart, Secretary